# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aveanna Healthcare Holdings Inc., CIK 0001832332
CUSIP: 05356F105
Title of class of securities: Common Stock, $.01 Par Value
Address of issuer's principal executive offices: 400 Interstate North Parkway, SE, Suite 1600, Atlanta, Georgia (2Q), 30339
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001483044

## Reporting persons
- PSA Healthcare Investment Holding LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,523,810; shared voting power 0; sole dispositive power 15,523,810; shared dispositive power 0; aggregate amount beneficially owned 15,523,810 (7.13% of the class); the aggregate amount excludes certain shares
- J.H. Whitney VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,112,123; shared voting power 0; sole dispositive power 10,112,123; shared dispositive power 0; aggregate amount beneficially owned 10,112,123 (4.64% of the class); the aggregate amount excludes certain shares
- PSA Iliad Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,426,034; shared voting power 0; sole dispositive power 1,426,034; shared dispositive power 0; aggregate amount beneficially owned 1,426,034 (0.65% of the class); the aggregate amount excludes certain shares
- JHW Iliad Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,813,795; shared voting power 0; sole dispositive power 1,813,795; shared dispositive power 0; aggregate amount beneficially owned 1,813,795 (0.83% of the class); the aggregate amount excludes certain shares
- JHW Iliad Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 190,130; shared voting power 0; sole dispositive power 190,130; shared dispositive power 0; aggregate amount beneficially owned 190,130 (0.09% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Aveanna Healthcare Holdings Inc.
Address of issuer's principal executive offices: 400 Interstate North Parkway, SE, Suite 1600, Atlanta, GA 30339

## Item 2. Person Filing
Name of person filing:
i) PSA Healthcare Investment Holding LLC is a Delaware limited liability company whose managing member is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Equity Partners VII, LLC.

(ii) J.H. Whitney VII, L.P. is a Delaware limited partnership whose general partner is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Equity Partners VII, LLC.

(iii) PSA Iliad Holdings LLC is a Delaware limited liability company whose managing member is Whitney Strategic Partners VII, L.P., a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners VII, L.P. is J.H. Whitney Equity Partners VII, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Equity Partners VII, LLC.

(iv) JHW Iliad Holdings LLC is a Delaware limited liability company whose managing member is Project Iliad Managing Member, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are members of Project Iliad Managing Member, LLC.

(v) JHW Iliad Holdings II LLC is a Delaware limited liability company whose managing member is J.H. Whitney VII Management Co., LLC, a Delaware limited liability company. The sole member of J.H. Whitney VII Management Co., LLC is J.H. Whitney Capital Partners, LLC, a Delaware limited liability company, whose business address is 212 Elm Street, New Canaan, CT 06840. Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 212 Elm Street, New Canaan, CT 06840, are the members of J.H. Whitney Capital Partners, LLC.
Address of principal business office or, if none, residence:
(i) PSA Healthcare Investment Holding LLC

212 Elm Street

New Canaan, CT 06840

(ii) J.H. Whitney VII, L.P.

212 Elm Street

New Canaan, CT 06840

(iii) PSA Iliad Holdings LLC

212 Elm Street

New Canaan, CT 06840

(iv) JHW Iliad Holdings LLC

212 Elm Street

New Canaan, CT 06840

(v) JHW Iliad Holdings II LLC

212 Elm Street

New Canaan, CT 06840
Citizenship:
(i) PSA Healthcare Investment Holding LLC is a Delaware limited liability company. Its managing member is a Delaware limited partnership whose general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(ii) J.H. Whitney VII, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(iii) PSA Iliad Holdings LLC is a Delaware limited liability company. Its managing member is a Delaware limited partnership whose general partner is a Delaware limited liability company. All of the individual members of such general partner are citizens of the United States.

(iv) JHW Iliad Holdings LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company. All of the individual members of the managing member are citizens of the United States.

(v) JHW Iliad Holdings II LLC is a Delaware limited liability company. Its managing member is a Delaware limited liability company. The sole member of such managing member is a Delaware limited liability company. All of the individual members of such sole member are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
i) PSA Healthcare Investment Holding LLC is the beneficial owner of 15,523,810 shares. 1

(ii) J.H. Whitney VII, L.P. is the beneficial owner of 10,112,123 shares.1

(iii) PSA Iliad Holdings LLC is the beneficial owner of 1,426,034 shares.1

(iv) JHW Iliad Holdings LLC is the beneficial owner of 1,813,795 shares.1

(v) JHW Iliad Holdings II LLC is the beneficial owner of 190,130 shares.1

1 PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC and JHW Iliad Holdings II, LLC disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.
Percent of class:
(i) 7.13% for PSA Healthcare Investment Holding LLC;

(ii) 4.64% for J.H. Whitney VII, L.P.;

(iii) 0.65% for PSA Iliad Holdings LLC;

(iv) 0.83% for JHW Iliad Holdings LLC; and

(v) 0.09% for JHW Iliad Holdings II LLC.
Sole power to vote or to direct the vote:
15,523,810 shares for PSA Healthcare Investment Holding LLC;
10,112,123 shares for J.H. Whitney VII, L.P.;
1,426,034 shares for PSA Iliad Holdings LLC;
1,813,795 shares for JHW Iliad Holdings LLC; and
190,130 shares for JHW Iliad Holdings II LLC.
Shared power to vote or to direct the vote:
0 shares for PSA Healthcare Investment Holding LLC;
0 shares for J.H. Whitney VII, L.P.;
0 shares for PSA Iliad Holdings LLC;
0 shares for JHW Iliad Holdings LLC; and
0 shares for JHW Iliad Holdings II LLC.
Sole power to dispose or to direct the disposition:
15,523,810 shares for PSA Healthcare Investment Holding LLC;
10,112,123 shares for J.H. Whitney VII, L.P.;
1,426,034 shares for PSA Iliad Holdings LLC;
1,813,795 shares for JHW Iliad Holdings LLC; and
190,130 shares for JHW Iliad Holdings II LLC.
Shared power to dispose or to direct the disposition:
0 shares for PSA Healthcare Investment Holding LLC;
0 shares for J.H. Whitney VII, L.P.;
0 shares for PSA Iliad Holdings LLC;
0 shares for JHW Iliad Holdings LLC; and
0 shares for JHW Iliad Holdings II LLC.

PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC and JHW Iliad Holdings II, LLC (collectively, the "J.H. Whitney Parties") are, together with the funds and entities advised by Bain Capital Investors, LLC (the "Bain Capital Parties"), parties to a stockholders' agreement (the "Stockholders Agreement") with respect to their respective investments in the Issuer. Among other things, the Stockholders Agreement obligates the J.H. Whitney Parties and the Bain Capital Parties to vote their shares of the Issuer's common stock in favor of each other's director nominees and coordinate transfers of their respective shares of the Issuer's common stock. By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G and the Bain Capital Parties may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on available information, such a "group" would be deemed to beneficially own approximately 110,666,770 shares, which represents approximately 50.82% shares of the Issuer's common stock, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of the Issuer's common stock that the Reporting Persons may be deemed to beneficially own solely by reason of the Stockholders Agreement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by PSA Healthcare Investment Holding LLC, J.H. Whitney VII, L.P., PSA Iliad Holdings LLC, JHW Iliad Holdings LLC, and JHW Iliad Holdings II LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PSA Healthcare Investment Holding LLC: /s/ David Zatlukal, Vice President (08/03/2026)
- J.H. Whitney VII, L.P.: /s/ David Zatlukal, Vice President (08/03/2026)
- PSA Iliad Holdings LLC: /s/ David Zatlukal, Vice President (08/03/2026)
- JHW Iliad Holdings LLC: /s/ David Zatlukal, Vice President (08/03/2026)
- JHW Iliad Holdings II LLC: /s/ David Zatlukal, President (08/03/2026)